EXHIBIT 12

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Computation of Ratio of Earnings to Fixed Charges
For the Five Years Ended July 31, 2007
(in thousands, except per share data)

	July 31	July 31	July 31	July 31	July 31
	2003	2004	2005	2006	2007
	(Restated)	(Restated)
Earnings:
Income before income taxes	$4,988	$4,727	$4,028	$3,890	$3,859
Plus interest expense	1,075	1,149	1,233	1,689	1,936
Earnings available for fixed charges	$6,063	$5,876	$5,261	$5,579	$5,795
Interest expense	$1,075	$1,149	$1,233	$1,689	$1,936
Ratio of earnings to fixed charges	5.64x	5.11x	4.27x	3.30x	2.99x